Exhibit 99.2

March 14, 2017

Dear Shareholder:

You are cordially invited to attend the 2017 annual meeting of shareholders of Nord Anglia Education, Inc. to be held on April 20, 2017 at 12:00 p.m. UK time, at InterContinental London Park Lane, One Hamilton Place, Park Lane, London, W1J 7QY, United Kingdom.

At this year’s annual meeting you will be asked to:

•                  approve the re-election of Alan Kelsey, Andrew Fitzmaurice, Graeme Halder, Jack Hennessy, Kosmas Kalliarekos, Carlos Watson, Nicholas Baird and Louis T. Hsieh as the Company’s directors until the next annual meeting of shareholders and until their successors are duly elected; and

•                  ratify the appointment of PricewaterhouseCoopers as the Company’s independent registered public accounting firm for the fiscal year ending August 31, 2017.

The annual meeting will also transact such other business as may properly be brought before it or any adjournment thereof.

The accompanying Notice of Meeting and Proxy Statement describes these matters. We urge you to read this information carefully.

Your board of directors unanimously believes that re-election of its nominees for directors and the ratification of the appointment of PricewaterhouseCoopers as the Company’s independent registered public accounting firm for the fiscal year ending August 31, 2017 are in the best interests of the Company and its shareholders, and, accordingly, recommends a vote “FOR” the re-election of all of the above directors and “FOR” the ratification of the appointment of PricewaterhouseCoopers as our independent registered public accounting firm.

In addition to the business to be transacted as described above, management will respond to comments and questions of general interest to shareholders.

It is important that your shares be represented and voted whether or not you plan to attend the annual meeting in person. You may vote by completing and mailing the enclosed proxy card or the voting instruction form provided by your broker or other nominee. This will ensure your shares are represented at the annual meeting.

Sincerely,

NORD ANGLIA EDUCATION, INC.

Alan Kelsey
Chairman

NORD ANGLIA EDUCATION, INC.

Executive Offices:

Level 12, St. George’s Building, 2 Ice House Street,

Central, Hong Kong

Registered Office:

Maples Corporate Services Limited, P.O. Box 309,

Ugland House, Grand Cayman, KY1-1104, Cayman Islands

NOTICE OF 2017 ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 20, 2017

To the shareholders of Nord Anglia Education, Inc.:

We will hold our 2017 annual meeting of shareholders in London at InterContinental London Park Lane, One Hamilton Place, Park Lane, London, W1J 7QY, United Kingdom at 12:00 p.m. UK time on April 20, 2017 for the following purposes:

1.                                      approve the re-election of Alan Kelsey, Andrew Fitzmaurice, Graeme Halder, Jack Hennessy, Kosmas Kalliarekos, Carlos Watson, Nicholas Baird and Louis T. Hsieh as the Company’s directors until the next annual meeting of shareholders and until their successors are duly elected; and

2.                                      ratify the appointment of PricewaterhouseCoopers as the Company’s independent registered public accounting firm for the fiscal year ending August 31, 2017.

The annual meeting will also transact any other business as may properly come before it or any adjournments or postponements of the annual meeting.

These items of business are described in the attached proxy statement. Only our shareholders of record at the close of business on March 7, 2017, the record date for the annual meeting, are entitled to notice of and to vote at the annual meeting and any adjournments or postponements of the annual meeting.

A list of shareholders eligible to vote at our annual meeting will be available for inspection at the annual meeting, and at our executive offices during regular business hours not later than 10 days after the record date.

Your vote is very important. It is important that your shares be represented and voted whether or not you plan to attend the annual meeting in person. You may vote by completing and mailing the enclosed proxy card or voting instruction form. If your shares are held in “street name,” which means shares held of record by a broker, bank or other nominee, you should check the voting instruction form used by that firm to determine whether you will be able to submit your proxy by telephone or over the Internet. Submitting a proxy over the Internet, by telephone or by mailing the enclosed proxy card or voting instruction card will ensure your shares are represented at the annual meeting. Please review the instructions in this proxy statement and the enclosed proxy card or the information forwarded by your broker, bank or other nominee regarding your voting rights.

By Order of the Board of Directors,

Alan Kelsey
Chairman

PROXY STATEMENT

INFORMATION CONCERNING VOTING AND SOLICITATION

General

The enclosed proxy is solicited on behalf of the board of directors of Nord Anglia Education, Inc., an exempted company incorporated in the Cayman Islands (“Nord Anglia Education,” “we,” “our” or “us”), for use at the 2017 annual meeting of shareholders to be held on April 20, 2017, at 12:00 p.m. UK time, or at any continuation, postponement or adjournment thereof, for the purposes discussed in this proxy statement and in the accompanying notice of annual meeting and any business properly brought before the annual meeting. Proxies are solicited to give all shareholders of record an opportunity to vote on matters properly presented at the annual meeting. We intend to mail this proxy statement and accompanying proxy card around March 14, 2017 to all shareholders entitled to vote at the annual meeting. The annual meeting will be held in London at InterContinental London Park Lane, One Hamilton Place, Park Lane, London, W1J 7QY, United Kingdom.

Who Can Vote

You are entitled to vote if you were a shareholder of record of our ordinary shares as of the close of business on March 7, 2017. You are entitled to one vote for each ordinary share held on all matters to be voted upon at the annual meeting. Your shares may be voted at the annual meeting only if you are present in person or represented by a valid proxy.

Voting by Proxy

The method of voting by proxy differs for shares held as a record holder and shares held in “street name.” If you hold your ordinary shares as a record holder, you may vote by completing, dating and signing the enclosed proxy card and promptly returning it in the enclosed, preaddressed, postage paid envelope. If you hold your ordinary shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you will receive instructions from your broker, bank or other nominee that you must follow in order to vote your shares.

Your vote is very important. Accordingly, please complete, sign and return the enclosed proxy card or voting instruction card whether or not you plan to attend the annual meeting in person. You should vote by submitting your proxy or voting instructions even if you plan to attend the annual meeting.

All properly signed proxies that are received before 11:59 p.m. Eastern Daylight Time on April 18, 2017 and that are not revoked will be voted at the annual meeting according to the instructions indicated on the proxies or, if no direction is indicated, they will be voted “FOR” the re-election of each of the directors and “FOR” the ratification of the appointment of the independent registered public accounting firm.

Voting in Person

If you are a shareholder of record and plan to attend the annual meeting and wish to vote in person, you will be given a ballot at the annual meeting. Please note, however, that if your shares are held in “street name,” which means your shares are held of record by a broker, bank or other nominee, and you wish to vote in person at the annual meeting, you must bring to the annual meeting a legal proxy from the record holder of the shares (your broker or other nominee) authorizing you to vote at the annual meeting.

Revocation of Proxy

If you are a shareholder of record, you may revoke your proxy at any time before your proxy is voted at the annual meeting by taking any of the following actions:

•                                          delivering before 11:59 p.m. Eastern Daylight time on April 18, 2017 to the address below a signed written notice of revocation, bearing a date later than the date of the proxy, stating that the proxy is revoked;

•                                          signing and delivering before 11:59 p.m. Eastern Daylight time on April 18, 2017 to the address below a new proxy, relating to the same shares and bearing a later date than the original proxy; or

•                                          attending the annual meeting and voting in person, although attendance at the annual meeting will not, by itself, revoke a proxy.

Written notices of revocation and other communications with respect to the revocation of proxies should be addressed to:

Nord Anglia Education, Inc.,

c/o American Stock Transfer,

6201 15th Avenue, Brooklyn, New York 11219

If your shares are held in “street name” by a broker or other nominee, you may change your vote by submitting new voting instructions to your broker, bank or other nominee. You must contact your broker, bank or other nominee to find out how to do so.

Quorum and Votes Required

The holders of ordinary shares being not less than an aggregate of one-third of all ordinary shares in issue present in person or by proxy and entitled to vote shall be a quorum for all purposes at the annual meeting. Ordinary shares held by persons attending the annual meeting but not voting and shares represented by proxies that reflect abstentions as to a particular proposal will be counted as present for purposes of determining a quorum. Our articles of association provide that if a quorum is not present, the annual meeting may be adjourned from time to time until a quorum is established. If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during the meeting a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum.

For Proposal 1, the affirmative vote of a majority of the shares cast is required for the re-election of each of Alan Kelsey, Andrew Fitzmaurice, Graeme Halder, Jack Hennessy, Kosmas Kalliarekos, Carlos Watson, Nicholas Baird and Louis T. Hsieh as the Company’s directors. Abstentions will not be counted as a vote for the proposal.

For Proposal 2, the affirmative vote of a majority of the shares cast is required for the ratification of the appointment of PricewaterhouseCoopers as our independent registered public accounting firm. Abstentions will not be counted as a vote for the proposal.

All votes will be tabulated by the inspector of election appointed for the annual meeting, who will separately tabulate affirmative and negative votes and abstentions.

Solicitation of Proxies

Our board of directors is soliciting proxies for the annual meeting from our shareholders. We will bear the entire cost of soliciting proxies from our shareholders. In addition to the solicitation of proxies by mail, we will request that brokers, banks and other nominees that hold our ordinary shares, which are beneficially owned by our shareholders, send proxies and proxy materials to those beneficial owners and secure those beneficial owners’ voting instructions. We will reimburse those record holders for their reasonable expenses. We may use several of our regular employees, who will not be specially compensated, to solicit proxies from our shareholders, either personally or by telephone, Internet, telegram, facsimile or special delivery letter.

Assistance

If you need assistance in completing your proxy card or have questions regarding the annual meeting, please contact Vanessa Cardonnel, Corporate Finance and Investor Relations Director -Nord Anglia Education, Tel: +852 3951 1130, Email: vanessa.cardonnel@nordanglia.com or John Rouleau, Managing Director, Investor Relations - ICR, Tel: 1-203-682-8342, Email: John.Rouleau@icrinc.com.

Important Information About Us

Our principal executive offices are located at Level 12, St. George’s Building, 2 Ice House Street, Central, Hong Kong. Our telephone number at this address is +852 3951 1100. Investor inquiries should be directed to us at this address and telephone number. Our website is http://www.nordangliaeducation.com. The information contained on our website is not part of this proxy statement.

ITEM 1

RE-ELECTION OF DIRECTORS

The Nominating and Corporate Governance Committee of our board of directors has recommended to the board of directors to re-elect Alan Kelsey, Andrew Fitzmaurice, Graeme Halder, Jack Hennessy, Kosmas Kalliarekos, Carlos Watson, Nicholas Baird and Louis T. Hsieh as the Company’s directors at the annual meeting of shareholders until the next annual meeting of shareholders and our board of directors directed management to submit the re-election of directors for approval by the shareholders at the annual meeting. Biographical information regarding the director nominees may be found in the Company’s Annual Report on Form 20-F filed with the SEC on November 29, 2016.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF ALL OF THE DIRECTORS.

ITEM 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITOR

The Audit Committee of our board of directors has selected PricewaterhouseCoopers as our independent registered public accounting firm for the fiscal year ending August 31, 2017, and has further directed that management submit the selection of PricewaterhouseCoopers as our independent registered public accounting firm for approval by the shareholders at the annual meeting.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPOINTMENT OF PRICEWATERHOUSECOOPERS AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING AUGUST 31, 2017.

NORD ANGLIA EDUCATION, INC.

Alan Kelsey
Chairman